January 8, 2026

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Mr. Daniel Greenspan, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Greenspan:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Commodity Strategy ETF (the “Fund”) included in Post-Effective Amendment No. 835, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to your oral comments provided on December 5, 2025 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 19, 2025, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”). Additionally, on November 20, 2025, the Registrant conveyed via e-mail certain proposed non-material changes to the Amendment to the Staff for its review (the “Supplement”) following the initial filing of the Amendment. Unless otherwise indicated, changes made are reflected against the Amendment.

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statement.
PROSPECTUS– PRINCIPAL INVESTMENT STRATEGIES

1. Comment: Please revise the Fund’s 80% policy so that it does not state that the Fund will invest at least 80% of the value of its net assets “in commodities,” which would be inconsistent with the investment company test because a registered investment company cannot invest 80% of its assets directly in commodities. Instead, the policy should specify that the Fund will invest at least 80% of the value of its net assets in assets that provide exposure to commodities, and should make clear that the 80% policy is measured based on notional exposure rather than direct holdings of physical commodities.
Response: The Registrant has revised the Fund’s 80% policy as follows:

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of the value of its assets in ~~commodities~~ instruments that provide exposure to assets with tangible properties such as metals, oil, natural gas, or agricultural products (“Commodities”).

2. Comment: Please expand the disclosure regarding the nature and terms of the futures contracts in which the Fund’s subsidiary will invest. To the extent practicable and known, please address whether the futures contracts will be traded on commodity exchanges registered with the CFTC or traded over-the-counter, whether they will have standardized terms, whether they will be cash settled, whether they will be guaranteed for settlement by a clearing organization such as the Options Clearing Corporation, the typical time to maturity of the contracts, and whether the Fund expects to focus primarily on front-month futures or to invest in back-month futures as well.
Response: In acknowledgement of the Staff’s comment, the Registrant submits that the futures contracts in which the Global X Subsidiary expects to invest are standardized contracts traded on commodity exchanges and regulated by the CFTC. These contracts are subject to exchange rules and are generally, but not always, physically settled. They will be cleared through and guaranteed for settlement by the exchange’s clearinghouse. The Fund maintains the freedom of action to invest in futures contracts with longer- and shorted-dated maturities, but notes that the typical time to maturity of the contracts it primarily intends to invest in is one to three months. The Fund may invest in front-month or back-month futures contracts.
The Registrant respectfully declines to add further disclosure related to the futures contracts in which the Global X Subsidiary will invest as it believes the current disclosure is consistent with the requirements of Form N-1A and is unaware of any requirement to provide the level of detail requested by the Staff. The Registrant further notes that it has provided investors with ample disclosure relating to the risks of investments in futures (see, e.g., “Derivatives Risk” and “Futures Risk”).
3. Comment: The discussion of the Fund’s potential exposure to bitcoin currently appears in the indicated section. If these investments are not part of the Fund’s principal investment strategies and are expected to remain limited, please move this disclosure to a section for non-principal risks and clearly identify such bitcoin exposure as a non-principal investment strategy.
Response:
The Registrant has removed references to Bitcoin from the indicated section. In addition, the Registrant has removed the risk factor titled “Bitcoin Risk” from the sections titled “A Summary of Principal Risks” and “A Further Discussion of Principal Risks” in the Supplement and has added the below risk factor to the section titled “A Further Discussion of Other Risks”:
Bitcoin Risk

Although not a principal investment strategy, through investments in the Global X Subsidiary, the Fund may also invest in exchange-traded bitcoin futures contracts (“Bitcoin Futures”) and/or

ETPs that invest directly in bitcoin (“Spot Bitcoin ETPs”). The Fund will not invest directly in bitcoin.

Bitcoin is a relatively new asset with a limited history. It is subject to unique and substantial risks, and historically has been a highly speculative asset and has experienced significant price volatility. Through shares of a wholly-owned subsidiary, the Fund may also invest in Bitcoin Futures and/or Spot Bitcoin ETPs. Bitcoin, and therefore Bitcoin Futures and Spot Bitcoin ETPs may experience significant price volatility. The Fund’s investments in Bitcoin Futures and Spot Bitcoin ETPs may be adversely impacted by changes in sentiment towards bitcoin or other digital assets, or regulatory changes impacting bitcoin or other digital assets. The further development and acceptance of the bitcoin network, which is part of a new and rapidly changing industry, is subject to a variety of factors that are difficult to evaluate. For example, the bitcoin network faces significant obstacles to increasing the usage of bitcoin without resulting in higher fees or slower transaction settlement times, and attempts to increase the volume of transactions may not be effective. The slowing, stopping or reversing of the development or acceptance of the bitcoin network may adversely affect the price of bitcoin, and in turn, the Fund’s indirect bitcoin exposure. The regulation of digital assets and related products and services is new and continues to evolve in both U.S. and foreign jurisdictions. Ongoing and future regulatory actions with respect to digital assets generally or any single digital asset in particular may alter, perhaps to a materially adverse extent, the nature of an investment in bitcoin and therefore the Fund’s indirect bitcoin exposure. Further, the creation of a fork (a protocol change in the blockchain) may result in significant and unexpected declines in the value of bitcoin, and therefore the Fund’s investments in Bitcoin Futures and Spot Bitcoin ETPs. Additionally, Bitcoin Futures may experience heightened risks, including trading at a premium to the “spot” price of bitcoin and extended periods of “contango.” See “Futures Risk.”

4. Comment: Supplementally, please advise the staff of the name of the index that the Fund intends to reference. Please identify the index by name in the disclosure of the indicated section.
Response: The Registrant respectfully directs the Staff to its response to Comment #5.

5. Comment: Please reconsider and clarify the sixth sentence of the first paragraph of the indicated section. In particular, the Staff asks that the Registrant: (i) consider if it is accurate that the Fund will primarily invest in both commodity futures contracts and Physical Commodity ETPs that correspond to the commodity exposure included in the Index, and if so, to please revise the sentence so that the reference to “Physical Commodity ETPs” appears before the semicolon; and (ii) please clarify, supplementally and, as appropriate, in the disclosure, what the Fund will primarily invest in and, of the ETPs in which the Fund may invest, the extent to which such ETPs are expected to correspond to the Index versus providing off-benchmark commodity exposure.
Response: The Registrant notes that the Fund will invest primarily in commodity futures contracts and that the Fund’s investments in Physical Commodity ETPs are expected to primarily provide off-benchmark commodity exposure. As such, the Registrant has made the below changes to the indicated section:
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide investors with exposure to commodity assets. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of the value of its assets in ~~commodities~~ instruments that provide exposure to assets with tangible properties such as metals, oil, natural gas or agricultural products (“Commodities”). The Fund will hold U.S. Treasury securities, cash and cash equivalents, shares of the Global X 1-3 Month T-Bill ETF, a passively managed exchange-traded fund and affiliate of the Fund, and shares of ~~a wholly-owned subsidiary~~ the Global X Subsidiary (as defined below) that invests in futures providing exposure to physical ~~commodities~~ Commodities and/or exchange-traded products (“ETPs”) that invest in physical ~~commodities~~ Commodities (“Physical Commodity ETPs”). ~~[“Commodities” are assets that have tangible properties, such as metals, oil, natural gas, or agricultural products.]~~ While the Fund will not invest directly in physical ~~commodities~~ Commodities, it is anticipated that the Fund will gain exposure to ~~commodities~~ Commodities through ~~commodities~~ Commodities futures contracts and Physical Commodity ETPs. The Fund will primarily invest in commodity futures contracts that correspond to the commodity exposures included in the ~~[ ]~~Bloomberg Commodity Index~~; however, it~~ (the “Reference Index”). The Fund may also invest in commodity futures contracts and Physical Commodity ETPs not included in the Reference Index, including off-benchmark commodity futures. Physical Commodity ETPs are not registered under the Investment Company Act of 1940, as amended, and are treated as grantor trusts for tax purposes.~~]~~ The Fund’s holdings in cash, cash equivalents, and U.S. Treasury securities may be used as collateral for futures contracts.

6. Comment: To the extent practicable, please provide additional disclosure describing the anticipated allocation between futures contracts and investments in ETPs (for example, clarifying that the Fund expects to obtain its exposure primarily through futures contracts, with a smaller allocation to Physical Commodity ETPs). If only general statements such as “primarily” are possible, please consider reinforcing that concept in the disclosure and in your supplemental response.
Response: The Registrant respectfully advises the Staff that the Fund expects to obtain its commodities exposure primarily through investments in futures contracts. A smaller portion of the Fund’s assets is expected to be invested in Physical Commodity ETPs. The Registrant has made the changes shown in response to Comment #5 for clarity.

7. Comment: With respect to the reference to the Global X Subsidiary, please address the following comments:

(a) Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
Response: The Registrant confirms that the Global X Subsidiary and its Board of Directors will agree to inspection of the Global X Subsidiary's books and records by the Staff, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
b) Confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States
Response: The Global X Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.
(c) Disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.
Response: The Fund does not expect to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.
(d) That the Fund complies with the provision of the 1940 Act governing investment policies (Section 8), as well as capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary/CFC.
Response: The Fund intends to comply with the requirements of Sections 8 and 18 of the 1940 Act on an aggregate basis with the Global X Subsidiary.
(e) That each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act.
Response: The relationship between the Global X Subsidiary and its investment adviser is not subject to either Section 2(a)(20) or Section 15 of the 1940 Act. Section 2(a)(20) encompasses relationships between an investment adviser and an investment company in which it is in privity of contract; it does not address the relationship between a non-investment company subsidiary of the investment company or the subsidiary’s investment adviser. Similarly, the agreement is not subject to the requirements of Section 15 of the 1940 Act because the Global X Subsidiary is not registered as an investment company under the 1940 Act. As a result, a contract between the Global X Subsidiary and the Adviser is not required to comply with the specific requirements of Section 15. The Fund, however, has structured the advisory contracts at the subsidiary level to provide protections that are either identical to the requirements of Section 15, or that provide substantially similar protections. First, the Adviser and the Global X Subsidiary will enter into a written investment advisory agreement that substantially meets the requirements of Section 15. Some of each contract’s provisions will be identical to those required by Section 15(a): the contract precisely describes the compensation to be paid; and provides in substance, that it may be terminated at any time, without the payment of penalty, by the Board of Directors of the Global X Subsidiary or by vote of the majority of the outstanding voting securities of the Cayman Subsidiary on not more than sixty day notice. In lieu of containing provisions that relate to its continuance or that require termination on assignment, the contract instead contains a provision that states that the agreement will terminate automatically if the investment advisory agreement between the Fund and the Adviser terminates. As a practical matter, this means that if the Board of Trustees of the Trust determines as part of the annual renewal process not to renew the Fund’s contract with the Adviser, the contract with the Global X Subsidiary would similarly terminate. Also, if the Fund’s investment advisory contract terminates due to a statutory assignment on the part of the Adviser, the Adviser’s contract with the Global X Subsidiary would similarly terminate. If the Adviser were to attempt to contractually assign the investment advisory contract with the Global X Subsidiary, any such action would be subject to the review of the Fund’s Board of Trustees, and would be subject to the Board of Trustee’s ability to use its control of the Global X Subsidiary to terminate the agreement.
(f) That the Subsidiary complies with provisions related to affiliated transactions and custody (Section 17).  Identify the custodian of the Subsidiary.
Response: The Registrant confirms that the Global X Subsidiary will comply with the requirements of Section 17 of the 1940 Act. The Registrant notes that The Bank of New York Mellon, the Fund’s custodian, will serve as the custodian to the Global X Subsidiary.

PROSPECTUS - SUMMARY OF PRINCIPAL RISKS

8. Comment: In the “Summary of Principal Risks – Commodity Risk” disclosure, certain commodity sectors (such as agricultural commodities, energy commodities, and industrial metals) are specifically highlighted as sub-risks. Please explain the basis for identifying these particular sectors (for example, whether they correspond to sectors in which the index is currently more heavily weighted). When the index is identified in the disclosure, please consider briefly explaining that these sectors reflect areas where the index is more significantly exposed. Please also address this point supplementally.
Response: The Registrant notes that the listed sub-risks are intended to highlight those commodity sectors to which the Fund expects to have meaningful exposure. These sectors also generally align with the areas in which the Reference Index is expected to be more heavily represented. The Registrant has considered the Staff’s suggestion to include additional disclosure regarding the sectors to which the Reference Index is significantly exposed. However, because the Fund is actively managed and does not seek to track the Reference Index, and because the existing disclosure appropriately reflects the Fund’s anticipated sector exposures, the Registrant respectfully declines to revise the disclosure.

9. Comment: Consistent with the treatment of bitcoin as a non-principal investment strategy, please revise the risk disclosure so that bitcoin-related risk is presented as a non-principal or

“additional” risk, rather than as a principal risk. For example, please move the bitcoin risk factor to a separately captioned section such as “Additional Risks” or “Non-Principal Risks.”
Response: The Registrant respectfully directs the Staff to its response to Comment #5.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jasmin Ali
Jasmin Ali
General Counsel